FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Webcast Presentation titled, “1st Quarter 2004 Preliminary Results.”

1st QUARTER 2004

PRELIMINARY RESULTS

WEBCAST-CONFERENCE CALL

0

May, 12th  2004

Disclaimer

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de
Valores in Spain, the Comisión Nacional de Valores in Argentina and the Securities and Exchange Commission in
the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors”
and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

HIGHLIGHTS

Luis Mañas

CFO

$/€ Exchange Rate
1.30
1.15
1.00
1.07
1.25
1Q 03
4Q 03
1Q 04

Peso/$ Exchange Rate
4.0
3.0
2.0
3.11
2.89
1Q 03
4Q 03
1Q 04

31.52
31.97
1Q 03
4Q 03
1Q 04

29.45
25.57
1Q 03
4Q 03
1Q 04

4.24
3.64
1Q 03
4Q 03
1Q 04

3.96
2.83
1Q 03
4Q 03
1Q 04

US dollar weakness and peso strength

Refining margins upward trend continues, but still below than 1Q 2003

General Environment

Increasing oil prices in $ , but decreasing in euros

(€/bbl)

Brent Dated

($/bbl)

Brent Dated

(€/bbl)

($/bbl)

1st Quarter  highlights

Highlights 1Q 2004 vs. 1Q 2003

12 % production growth in oil&gas

Similar refining capacity utilisation despite turnarounds

Higher marketing sales

Worldwide LNG sales quadrupled

Close to 60% growth in Atlantic LNG operations

Tax rate increase to 38%

Reduction of financial expenses

Strong free cash flow generation

1st Quarter  highlights

1,000
500
0
-22.6%
672
520
1Q 03
4Q 03
2Q 04

1,400
700
0
-11.3%
1,129
1,001
1Q 03
4Q 03
1Q 04

1,000
500
0
-9.9%
720
649
1Q 03
4Q 03
1Q 04

1,400
700
0
+3.6%
1,210
1,249
1Q 03
4Q 03
1Q 04

Million €

Operating Income

Net Income

Million $

1st Quarter  highlights

1st Quarter  Results

NATURAL GAS MARKET

IN ARGENTINA

Natural Gas in Argentina

Primary Energy Consumption

48,6%

50,8%

2001

2002

Oil

Gas

Coal

Nuclear

Hydro

40,000
20,000
0
3,4%
12%
1995
1996
1997
1998
1999
2000
2001
2002
2003
Power Gen.
Residential & Commercial
Industries

11,000
5,500
0
+26.0%
1Q03
1Q04

Natural Gas in Argentina

Gas demand

Mm3

Mm3

10
5
0
2,000
1,000
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

E

Natural Gas in Argentina

Compressed Natural Gas

Mm3/d

Thousands Cars

Vehicles converted

Daily Consumption

1.50
0.75
0.00
1.46
0.69
0.85
0.98
2001
2002
2003
1Q 04

Natural Gas in Argentina

Evolution of Gas Price realisation

US$/mscf

Natural Gas in Argentina

Gas demand in 2003

20%

3%

29%

24%

1%

7%

16%

Residential

Commercial

Industries

Power Generation

Public Sector

CNG

Exports

Natural Gas in Argentina

Higher conversion to gas in the industrial sector

CNG conversion for vehicles

Increase demand by utilities

Increase in gas consumption:

0.8 Bscf/d

Increase in Gas demand

Natural Gas in Argentina

Progressive liberalization of the market for:

Industries

Power generators

Compressed natural gas

Spot market for gas will be created

Obligation to release transportation capacity

Prices will be risen in 4 steps

Correcting the distortions in the market

Natural Gas in Argentina

Consumer breakdown by tariff type

Industries >9,000 M3 /y

Power generators

Compressed natural gas

Exports

Dollarised industries

Residential & Commercial

<9,000 M3 /y

Natural Gas in Argentina

Price schedule

>9,000 M3 /y

Exports +

Dolarised

industries

<9,000 M3 /y

              Liberalized in 2002

+110%

May 04

+35%

Oct 04

16%

May 05

+16%

Jul 05

+16%

Liberalization by

Dec 06

Natural Gas in Argentina

Export of surplus volumes temporarily suspended

Export volumes cannot exceed 2003 levels

Need to import gas from Bolivia has been
acknowledged: most likely from San Antonio and San
Alberto fields

Export of Natural Gas

Natural Gas in Argentina

Moving in the right direction of gas liberalization

Bolivia will accelerate its monetization of gas reserves

Prices will be set according to market forces

Argentina, Brazil and Bolivia will become interlinked
markets

Bolivia will be long run marginal supplier

Medium term outlook

RESULTS

1,000
500
0
-15.9%
772
649
1Q 03
1Q 04

1,000
500
0
- 1.9%
827
811
1Q 03
1Q 04

Results

1st Quarter  Results

Million €

Million $

Adj. Net Income

Results

Operating Income

Net Income

Adj. Net income

After tax Cash Flow

REPORTED

-11.3%

-22.6%

-15.9%

-7.6%

+3.2%

-0.4%

+6.7%

+13.3%

Adj. by

Tax Rate

+

+3.2%

-9.9%

-2.1%

+7.5%

Adj. by

€/$

Exchange Rate

+

Comparison 1Q 40 VS. 1Q 03

1,400
700
0
-7.6%
1,257
1,161
1Q 03
1Q 04

1,500
750
0
+7.5%
1,348
1,449
1Q 03
1Q 04

Results

1st Quarter  Results

After Tax Cash Flow

Million €

Million $

1,500
1,000
500
1,129
43
10
53
13
27
134
94
1,001
mar-03
E&P Prices
Down. Margins
Volumes
Inventories
Consolidation
$ / euro
Others
mar-04

Results

Operating Income

Million euro

1st Quarter  Results

1,000
500
0
670
640
- 4.5%
1Q 03
1Q 04

1,000
500
0
717
799
+11.4%
1Q 03
1Q 04

Operating Income

Exploration & Production

Exploration & Production

Million €

Million $

1,200
800
400
0
7.9%
12.2%
+27.6%
+0.7%
1Q 02
1Q 03
1Q 04

Exploration & Production

Reported

(KBOE/D)

1,003

1,125

Liquids

Gas

Hydrocarbon Production

+ 1.4%
30
15
0
28.3
28.5
1Q 03
1Q 04

+ 15.4%
1.2
0.6
0.0
1.04
1.20
1Q 03
1Q 04

Liquids

Exploration & Production

US$/bbl

Realisation Prices

US$/Kscf

Natural Gas

Exploration & Production

Lifting Cost

US$/boe

Exploration & Production

2004 Main drivers

New production coming from:

1.

Drilling in new areas

2.

Advances in LNG

1)

Libya block D

2)

Trinidad and Tobago Methanol Plan

3)

Argentinean and Bolivian gas

Prices increase in natural gas

Long term actions:

400
200
0
357
302
- 15,4%
1Q 03
1Q04

400
200
0
226
302
+ 33.5%
4Q 03
1Q 04

Operating Income

Million Euro

Refining & Marketing

Refining & Marketing

Refining & Marketing

($/bbl)

Refining margins

4,084
+3.9%
4,243
1Q 03
1Q 04

1,696
+1.8%
1,727
1Q 03
1Q 04

Spain

Light product sales

Argentina

Refined product sales

Thousand Tons

Refining & Marketing

Sales to Own Network

Refining & Marketing

Stability Agreement

20

40

[US$/Bbl]

WTI=28,5

WTI

Jun-03

Apr-03

Aug-03

Dec-03

Mar-04

May-04

Total LPG Sales

Thousand Tons

Refining & Marketing

LPG

Improvements in conversion capacity

           1. Puertollano mild hydrocracker

           2. Vacuum and Visbreaking units in Peru

Production of fuels with 2005 specifications

Volume growth through our marketing operations

2004 Main drivers

Refining & Marketing

50
25
0
51
37
-27.4%
1Q 03
1Q 04

50
25
0
34
37
+9.4%
4Q 03
1Q 04

Million Euro

Operating Income

Chemicals

Chemicals

Million Euro

Operating Income

Gas & Power

Gas & Power

Sales

BCM

Gas & Power

Gas Sales

6
3
0
+ 5.0%
5.04
5.29
1Q 03
1Q 04

2
1
0
+12.4%
1.56
1.76
1Q 03
1Q 04

Spain

BCM

Latin America

Gas & Power

Gas Sales

FINANCIAL EVOLUTION

10,000
5,000
0
30
26
22
18
14
29.2
21.9
22.3
7,686
5,047
5,316
mar-03
dec-03
mar-04
Net Debt
Net Debt / Book Capitalization

Net Financial Debt

Financial Evolution

Net Debt ratio

Mar 2004

22.3%

Million euro

Net debt/Capitalization

6000
5000
4000
5,047
237
199
203
479
244
271
5,316

Net Debt Variation

Financial Evolution

Mar 31st, 2004

FREE

CASH-FLOW

ACCOUNTING
EFFECTS

Dec. 31st, 2003

APPLICATION OF
FUNDS

$ / € EXCHANGE
RATE VARIATION

CONSOLIDATION
SCOPE

YPF TAX EFFECT

FREE CASH-FLOW

ACQUISITIONS/
DIVESTMENTS (*)

REPSOL YPF

DIVIDEND

Million euros

(*) ACQUISITIONS/DIVESTMENTS of consolidated companies

400
350
300
250
200
150
100
50
0
17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
16,670
8,960
8,739
7,472
7,686
6,424
5,951
5,047
5,316
227
189
130
128
124
111
110
103
91
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04

Million euros

Financial Evolution

Net Debt Evolution

NET FINANCIAL COST

NET DEBT

NET DEBT

NET DEBT /  BOOK CAPITALIZATION (%)

BOOK CAPITALIZATION

EBITDA

NET DEBT / EBITDA (X)

Million euros

NET CASH-FLOW

NET CASH-FLOW  / NET DEBT (%)

EBITDA / NET INTEREST (X)

NET INTEREST EXPENSES

1Q03

29.5

7,686

26,082

1,689

1.14

1,257

65.4

13.6

4Q03

Financial Evolution

Financial Ratios

21.9

5,047

23,072

1,435

0.88

74.1

14.1

   103

1Q04

22.3

5,316

23,882

1,552

0.86

1,161

87.4

17.1

   91

EBITDA (EX-YPF) / NET INTEREST (X)

6.2

7.3

8.7

Spain

P° Castellana 278-280

28046 Madrid (Spain)

Tlf: 34 913 48 55 48

Fax: 34 913 48 87 77

1st QUARTER 2004

RESULTS

USA

410 Park Avenue, Suite 440

New York 10022

Tlf: +1 212 588 1087

Fax: +1 212 355 0910

E-mail: INVERSORES@repsolypf.com

Website: www.repsolypf.com

Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.
Date:	May 13, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer